UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the Supplement to the Proxy Materials for the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the "Company"), which will be held on December 11, 2018.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-228603).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED (registrant)

Dated: December 4, 2018	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

EXHIBIT 1

Nordic American Tankers Limited

SUPPLEMENT TO THE PROXY MATERIALS
FOR THE ANNUAL GENERAL SHAREHOLDER MEETING
 TO BE HELD ON DECEMBER 11, 2018

This supplement (the "Supplement") to the proxy statement (the "Proxy Statement"), dated November 13, 2018, relates to the meeting of shareholders (the "Meeting") of Nordic American Tankers Limited ("we", "us", "our", or the "Company") to be held at 12:00 noon, local time, on December 11, 2018 at the Radisson Royal Hotel, Hammerichgade 1, Copenhagen, Denmark.  Terms used but not defined in this Supplement have the meanings ascribed to them in the Proxy Statement.

The purpose of this Supplement is to amend and supplement the information contained in the Proxy Statement regarding Proposal Three and the Company's amendment to its Memorandum of Association to increase the Company's authorized share capital.

The Amendment Proposal

We have decreased the proposed amount of the increase of the Company's authorized share capital from $4,000,000 comprised of 400,000,000 common shares of par value $0.01 per share to $3,600,000 comprised of 360,000,000 common shares of par value $0.01 per share (the "Amendment Proposal").  The Company's current authorized capital consists of 180,000,000 common shares having a par value of $0.01 per share. Of these authorized common shares, 141,969,666 are issued and outstanding as of November 30, 2018.

Accordingly, the occurrence of the text "$4,000,000" and "400,000,000" in relation to the Company's share capital is hereby amended to read "$3,600,000" and "360,000,000."

______________

This Supplement should be read together with the matters set forth in the Proxy Statement.

If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the special meeting. If your warrants or shares are held in "street name" you may revoke any prior vote or proxy by following the telephone and/or Internet voting procedures provided to you by your bank or broker until 11:59 P.M. Eastern Time on the day before the Meeting.

If you have any questions or need assistance voting your shares or if you would like additional copies of the proxy materials or if you have questions about the Amendment Proposal you should contact Hunter's proxy solicitation agent and Information Agent at the following address and telephone number:

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
 (212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com